Robert R. Kaplan, Jr.
Direct Dial: 804.823.4055
Direct Fax: 804.823.4099
rkaplan@kv-legal.com

April 25, 2018

VIA EDGAR AND FEDEX OVERNIGHT

Sonia Bednarowski
Anne Nguyen Parker
Office of Transportation and Leisure
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
The Chosen, LLC
Offering Statement on Form 1-A
Filed March 8, 2018
File No. 024-10814

Dear Ms. Bednarowski and Ms. Parker:

This letter is submitted on behalf of The Chosen, LLC, a Utah limited liability company (the “Issuer”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter (the “Comment Letter”) dated April 4, 2018 with respect to the Issuer’s Offering Statement on Form 1-A (File No. 024-10814) filed with the Commission on March 8, 2018 (the “Offering Statement”). This letter is being submitted contemporaneously with the filing of the first amendment of the Offering Statement containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement. Certain capitalized terms set forth in this letter are used as defined in the first amendment to the Offering Statement.

For ease of reference, each Staff comment contained in the Comment Letter is reprinted below in bold, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Issuer.

For the Staff’s ease of review, we have also provided two clean copies of the first amendment to the Offering Statement, along with two redlines marked against the Offering Statement as filed on March 8, 2018. All page references within the Issuer’s responses are to pages of the clean copy of the first amendment to the Offering Statement.

1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000
P.O. Box 2470 | Richmond, VA 23218-2470

www.kv-legal.com

Ms. Sonia Bednarowski
Ms. Anne Nguyen Parker
U.S. Securities and Exchange Commission
April 25, 2018

General

1.
Please revise your solicitation of interest on VidAngel's website to include the disclosure required by Rule 255(b)(1) and (2) of Regulation A. In addition, please (i) state from whom a copy of the most recent version of the Preliminary Offering Circular may be obtained, including the phone number and address of such person (ii) provide the URL where the preliminary offering circular may be obtained or (iii) include a complete copy of the preliminary offering circular. Refer to Rule 255(b)(4) of Regulation A. In addition, please revise your solicitation of interest so that it is consistent with the disclosure in your offering statement. For example, please revise to clarify that "[t]he preferred distribution rights of the Units are not a guaranty of any distribution" and that "[a]ny distribution to be made is subject to [your] available cash flow and discretion of [your] Manger."

Issuer’s Response: In response to the Staff’s comment, please see the Issuer’s revised FAQ and solicitation of interest sections on VidAngel’s website, which include the disclosure required by Rule 255(b)(1) and (2) of Regulation A. The solicitation of interest now provides the URL where the preliminary offering circular may be obtained.

Cover Page

2.
Please revise the table on your cover page to include a footnote disclosing the amount you will pay to VidAngel in connection with this offering and any other estimated offering expenses. In this regard, we note your disclosure on page 15 that VidAngel will receive compensation of $600,000 for its coordination services and reimbursement of its out-of-pocket expenses as well as Common Units equal to 2.0% of the aggregate of the issued and outstanding Common Units and Units, and we note your disclosure on page 16 that your total estimated offering expenses are $741,000.

Issuer’s Response: In response to the Staff’s comment, please see the Issuer’s revised disclosure in the table on the cover page of the first amendment to the Offering Statement, which specifies in Footnote 3 that the Company intends to use up to $741,000 of the gross proceeds of the Offering for estimated offering expenses. Further, the footnote discloses that $600,000 of the estimated offering expenses will be paid to VidAngel, Inc. as compensation for its coordination services pursuant to the Consulting Agreement between the Company and VidAngel, Inc.

Ms. Sonia Bednarowski
Ms. Anne Nguyen Parker
U.S. Securities and Exchange Commission
April 25, 2018

Risk Factors, page 6

3.
We note that you intend to develop and produce an eight season television series. Please include a risk factor that addresses the fact that even if the company is successful in creating and selling this series that, over time, the revenues are likely to decrease. In addition, we note your disclosure on page 17 that "[t]his Offering will solely finance Season 1, and that, if Season 1 is successful, then [you] anticipate seeking additional capital to produce Season 2 and 3." Please include a risk factor that addresses the risk of dilution if the company issues additional membership units to fund additional seasons of the series.

Issuer’s Response: In response to the Staff’s comment, please see the Issuer’s revised disclosure on page 6 of the first amendment to the Offering Statement, which includes a new risk factor addressing the risk that revenues for Season 1 are likely to decrease as subsequent seasons of the Series are released. In addition, page 6 of the first amendment to the Offering Statement includes a new risk factor addressing the risk that the percentage interests of investors in this Offering may be diluted if the Company issues additional membership interests in the Company to fund subsequent seasons of the Series.

Escrow -- Because the Company may encounter difficulties or delays, page 6

4.
We note your disclosure that the investments may be held in escrow for up to six months. However, the Termination Date is twelve months from the date of qualification of this offering. Please revise to clarify whether you would return all moneys in escrow after six months or if you would hold the moneys in escrow until the Termination Date. If the latter, please disclose that, if the Minimum Offering Amount is not reached, investors may be unable to receive their funds for up to twelve months and that the company will not be able to access the funds until the Minimum Offering Amount is raised which could be up to twelve months from the date of qualification.

Issuer’s Response: The Offering no longer includes a minimum offering amount and, consequently, the Company will no longer be holding investment money in escrow upon receipt of subscription funds.

Directors, Executive Officer and Significant Employees
Compensation of Directors and Executive Officers, page 23

5.
We note your disclosure on page 18 that you entered into work-for-hire agreements with Mr. Jenkins, Mr. Swanson and Mr. Tyler and that they received compensation in the amounts set forth in each work-for-hire agreement. Please disclose in this section the amounts set forth in each work-for-hire agreement. In this regard, we note your disclosure on page 23 that you paid Mr. Jenkins $10,000 pursuant to the work-for-hire agreement in your most recently completed fiscal year. In addition, please file these work-for-hire agreements as exhibits to your offering statement.

Ms. Sonia Bednarowski
Ms. Anne Nguyen Parker
U.S. Securities and Exchange Commission
April 25, 2018

Issuer’s Response: In response to the Staff’s comment, please see the Issuer’s revised disclosure on page 18 of the first amendment to the Offering Statement, which discloses the amounts paid pursuant to each of the work-for-hire agreements with Mr. Jenkins, Mr. Swanson and Mr. Tyler as of April 5, 2018. The work-for-hire agreement between the Company and Dallas Jenkins is filed as Exhibit 6(d) to the first amendment to the Offering Statement, the work-for-hire agreement between the Company and Ryan Swanson is filed as Exhibit 6(e) to the first amendment to the Offering Statement and the work-for-hire agreement between the Company and Tyler Thompson is filed as Exhibit 6(f) to the first amendment to the Offering Statement.

Securities Being Offered, page 26

6.
Please revise to describe here and in your "Risk Factors" section the exclusive jurisdiction provisions in Articles 12.4 and 12.5 of your Amended and Restated Operating Agreement and the arbitration provision in Article 12.5. In addition, we note that Articles 12.4 and 12.5 reference Articles 13.10 and 13.14. However, Articles 13.10 and 13.14 are not included in the Amended and Restated Operating Agreement filed as Exhibit 2(b). Please refile the complete agreement or advise.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on page 6 of the first amendment to the Offering Statement, which includes a new risk factor that describes the exclusive jurisdiction and arbitration provisions set forth in the Operating Agreement. Additionally, please see Sections 12.4 and 12.5 on page 23 of the Amended and Restated Operating Agreement of The Chosen, LLC filed as Exhibit 2(b) to the first amendment to the Offering Statement, which corrects the mistaken references to Section 13.10 and 13.14 in the Amended and Restated Operating Agreement of The Chosen, LLC.

Exhibits

7.
Please file the licensing agreement with VidAngel, Inc. as an exhibit to your offering statement. In addition, please include a risk factor addressing any risks related to VidAngel, Inc.'s Chapter 11 reorganization in light of your licensing agreement and consulting agreement with VidAngel or tell us why you believe this is not necessary.

Issuer’s Response: In response to the Staff’s comment, please the Issuer’s revised Exhibit Index in Part III of the first amendment to the Offering Statement. The license agreement with VidAngel, Inc. is filed as Exhibit 6(g) to the first amendment to the Offering Statement. Further, please see the two new risk factors on page 7 of the first amendment to the Offering Statement, which address the risks related to VidAngel Inc.’s Chapter 11 reorganization in connection with (i) the licensing agreement between the Company and VidAngel, Inc. and (ii) the consulting agreement between the Company and VidAngel, Inc.

Ms. Sonia Bednarowski
Ms. Anne Nguyen Parker
U.S. Securities and Exchange Commission
April 25, 2018

The Issuer respectfully believes that the information contained herein is responsive to the Comments. Please feel free to contact me at the above number for any questions related to this letter. We appreciate the Staff’s timely response.

Very truly yours,

/s/ Robert R. Kaplan, Jr.
Robert R. Kaplan, Jr.

cc:
Derral Eves (via electronic mail)
T. Rhys James, Esq. (via electronic mail)
Kaitlin L. Cannavo, Esq. (via electronic mail)